Exhibit 99.3

Press Release

Sanofi delivers first medicines from Global Health Unit’s Impact brand portfolio

Paris, October 19, 2023. Sanofi has delivered the first medicines from its Global Health Unit’s not-for-profit Impact brand portfolio to the Republic of Djibouti. Enoxaparin Sodium Impact is an anticoagulant medicine indicated for the treatment of venous thromboembolism including deep vein thrombosis, a potentially lethal disease often underdiagnosed on the African continent. With this first shipment to Djibouti, Sanofi delivers on its commitment to improve and accelerate affordable and sustainable access to quality medicines, vaccines and healthcare for underserved populations.

Sanofi’s social model to broaden access is channeled through its Global Health Unit (GHU). The first global initiative of its kind, Sanofi’s GHU aims to provide access to a broad portfolio of medicines in 40 countries with the highest unmet medical needs. To that point, the GHU created Impact, a unique not-for-profit brand with 30 standard-of-care medicines produced by Sanofi, some of which are considered “essential” by the World Health Organization (WHO). The Impact medicines cover a wide range of therapeutic areas, including diabetes, cardiovascular disease, tuberculosis, malaria and cancer.

Jon Fairest

Head, Global Health Unit, Sanofi

“I’m delighted to see the very first Impact brand medicine, Enoxaparin Sodium Impact, arrive on Djibouti soil. This is an important milestone in Sanofi’s long-term objective to reach 2 million people with noncommunicable diseases in underserved populations by 2030. But providing access to quality medicines and sustainable healthcare to people in the 40 most underserved countries is not a simple task. It requires cross-sector partnerships on a global, regional, and importantly, on a local scale – work Sanofi does on the ground with the GHU teams. After Djibouti, we are now heading to Tanzania, scheduled to be the second country to receive an Impact brand medicine: Insulin Glargine Impact.”

The delivery of Enoxaparin Sodium Impact comes months after the signature of a partnership with the Republic of Djibouti’s Caisse Nationale de Sécurité Sociale (CNSS), the national social security fund. The partnership aims at improving diagnosis and management of cardiometabolic diseases and diabetes in Djibouti and to help local communities gain sustainable access to quality medicines at accessible pricing, medical training and capacity building.

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Deka Ahmed Robleh

Managing Director, Caisse Nationale de Sécurité Sociale, Djibouti

“In partnership with Sanofi’s Global Health Unit, we are working to remove barriers that limit access to quality treatment and care for noncommunicable disease patients in Djibouti. The availability of Enoxaparin Sodium Impact at accessible pricing addresses an unmet need in the management of venous thromboembolic disease, a condition often underdiagnosed. Moreover, working with Sanofi within the local community to help train healthcare professionals, drive awareness around the management of cardiometabolic diseases and diabetes, and build capacity is critical to improving patient outcomes throughout the country.”

Ahead of the delivery of the first not-for-profit Impact brand medicines, Sanofi’s Global Health Unit has been working closely with local communities, authorities and non-governmental organizations to support the set up and development of sustainable healthcare systems for those who suffer from chronic diseases and require complex care, and to develop disease awareness programs. To date, over 1,800 healthcare professionals have been trained in GHU-sponsored programs globally.

Tanzania is scheduled to be the second country to receive an Impact brand medicine: Insulin Glargine Impact

The WHO estimates over 4.5 billion people, or half the world’s population, lacks coverage for essential health services1. According to the WHO, noncommunicable diseases (NCDs) are responsible for 41 million people dying each year, with low- and middle-income countries accounting for 77% of all NCDs deaths2.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

[1]	https://www.who.int/news-room/fact-sheets/detail/universal-health-coverage-(uhc)
[2]	https://www.who.int/news-room/fact-sheets/detail/noncommunicable-diseases#SnippetTab

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Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Sanofi Forward-Looking Statements

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